UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medicis Pharmaceutical Corporation

File No. 1-14471 CF#22478

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      Medicis Pharmaceutical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2008.

      Based on representations by Medicis Pharmaceutical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 2.1   through June 16, 2018

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Patti J. Dennis
           Chief, Office of Disclosure Support